Amesite, Inc.

607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226

May 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray

Re:	Amesite, Inc.
Registration Statement on Form S-1
August 16, 2021
File No. 333-270512

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amesite, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Monday, May 15, 2023, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

AMESITE, INC.

By:	/s/ Ann Marie Sastry
Name:	Ann Marie Sastry, Ph.D.
Title:	Chief Executive Officer